November 19, 2024

Alan Lui Wai Leung
Chief Financial Officer
Hapi Metaverse Inc.
4800 Montgomery Lane, Suite 210
Bethesda, MD 20814

       Re: Hapi Metaverse Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 333-194748
Dear Alan Lui Wai Leung:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Michael Gershon